Filed by Smurfit-Stone Container Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Smurfit-Stone Container Corporation

Commission File No.: 333-172432

Date: February 25, 2011

Salaried Employee Q&A - Acquisition by RockTenn

February 25, 2011

1.    Will there be a severance package for people who lose their jobs?

For a one-year period following the closing of the deal, employees that are terminated for qualifying reasons covered in the severance plan will be eligible to receive severance benefits under the same terms as the current Smurfit-Stone Container Corporation Severance Pay Plan for Salaried Employees.  The employee must meet the eligibility requirements and all other provisions set forth in the plan.  For questions related to eligibility for severance in particular circumstances, including offers of comparable employment, please review the Smurfit-Stone severance policy, located on the portal under My Life and Career/Benefits.

2.    How will my pay and benefits be affected?

There will be no immediate changes to employees’ benefits and compensation.  Employees who are retained after the close of the deal will receive, at a minimum, the same level of base salary or wages, as applicable, and annual bonus opportunity.  This arrangement, with respect to base salaries and bonus opportunities, will apply to employees during the first year following the closing of the transaction, and this arrangement, with respect to benefits, will apply to employees from the closing through the end of 2011.

3.    Will there be a merit increase in 2011?

Yes, we will continue with our normal practice of providing merit increases, which will take effect April 1.  Additional details on this will be forthcoming.

4.  How will this affect my pension and retiree benefits?

We do not anticipate any immediate changes to the pension and retiree benefits.  Under the terms of the deal, the pension plans are being assumed by RockTenn.

5.  Will I receive my 2010 Management Incentive Plan (MIP)
award?

Smurfit-Stone will distribute awards under the 2010 MIP to participants on February 28, 2011, according to terms of the plan.

6.  Will there be a 2011 Management Incentive Plan (MIP)?  If so, who is eligible?

We have implemented the 2011 MIP.  Participants should have already received information regarding that plan.

7.  Will there be a hiring freeze or restriction on making organizational changes until the transaction is completed? What is the approval process?

It is business as usual.  Our Company will run in the ordinary course between now and closing.  Please contact your HR representative if you have more specific questions about this process.

8.  Will vacation eligibility change?  Will I be paid out any unused vacation pay once the transaction is completed?

The current vacation eligibility will remain in effect throughout 2011.  Employees who are retained after the close of the deal will continue to accrue and use vacation consistent with our current policy.  There will not be a payout to employees for accrued vacation at the time of the deal closing unless the employee is eligible to receive such a payout under the terms of another policy (e.g. severance policy).

9.  Will the 401(k) continue to operate as it had up until the announcement?

Yes.  We expect that your 401(k) account will continue to be held with T. Rowe Price and you will have the same options that are currently available.

10. What happens to my 401(k) account when we are acquired?

Again, for employees who are retained after the close of the deal, we expect that your 401(k) account will continue to be held with T. Rowe Price and you will have the same options that are currently available.  At some point, RockTenn may transition to a new vendor, but this will not affect the assets in your account.  Post-closing, employees will continue to receive the same level of employer matching contribution of 100% match on the first 6% of pre-tax or Roth deferrals.  This arrangement will apply to employees during the first year following the closing of the deal.

For employees who are not retained after the close of the deal, you will have the option to maintain your account with T. Rowe Price or take a distribution, including the right to roll it over to an IRA or other employer’s qualified plan, if it permits.

11.  When will we officially become employees of the new company?

At the closing of the deal.

12.    Who can I turn to if I have questions?

•         Talk to your supervisor or HR representative.  They will be provided additional information as it becomes available.

•         We will be posting updates on the Company’s portal.

•         We are committed to keeping everyone as informed as possible.

Additional Information and Where to Find It

In connection with the proposed transaction, RockTenn has filed a Registration Statement on Form S-4 (File No. 333-172432) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) that includes a preliminary joint proxy statement of RockTenn and Smurfit-Stone that also constitutes a preliminary prospectus of RockTenn. The Registration Statement has not yet become effective.  RockTenn and Smurfit-Stone will be filing other relevant documents concerning the proposed transaction with the SEC. Following the Registration Statement having been declared effective by the SEC, RockTenn and Smurfit-Stone will mail the final joint proxy statement-prospectus to their respective shareholders. RockTenn and Smurfit-Stone stockholders are urged to read the Registration Statement and the final joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov, or by contacting RockTenn Investor Relations at (678) 291-7900 or Smurfit-Stone Investor Relations at (314) 656-5553.

Participants in the Merger Solicitation

RockTenn, Smurfit-Stone and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information concerning RockTenn’s executive officers and directors is set forth in its definitive proxy statement filed with the SEC on December 17, 2010.  Information concerning Smurfit-Stone’s executive officers and directors is set forth in its annual report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on  February 15, 2011.  Additional information regarding the interests of participants of RockTenn and Smurfit-Stone in the solicitation of proxies in respect of the transaction is included in the above-referenced Registration Statement and will be included in the final joint proxy statement/prospectus when it becomes available.  You can obtain free copies of these documents from RockTenn and Smurfit-Stone using the contact information above.